SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 27, 2009
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.

This Report on Form 6-K contains a press release of NYSE Regulation, Inc., dated January 23, 2009 announcing that it has suspended the American Depositary Shares (ADS) of Qimonda AG, which is hereby incorporated by reference into our Registration Statement on Form F-3, Registration No. 333-145983.

News Releases
NYSE Suspends Qimonda AG, Moves to Remove from the List
NEW YORK, January 23, 2009 — NYSE Regulation, Inc. (“NYSE Regulation”) announced today that it determined that the American Depositary Shares of Qimonda AG (the “Company”) — ticker symbol QI — should be suspended immediately.
This decision was reached in view of the fact that the Company announced on January 23, 2009, that Qimonda AG and Qimonda Dresden GmbH & Co. OHG have filed an application with the local court in Munich today to open insolvency proceedings. In addition, the Company was below compliance with the NYSE’s continued listing standards for average share price over a consecutive 30 trading day period of not less than $1.00 and average global market capitalization over a consecutive 30 trading day period of not less than $100 million.
The Company has a right to a review of this determination by a Committee of the Board of Directors of the Exchange (the “Committee”). Application to the Securities and Exchange Commission to delist the issue is pending the completion of applicable procedures, including any appeal by the Company of the NYSE staff’s decision. The NYSE noted that it may, at any time, suspend a security if it believes that continued dealings in the security on the NYSE are not advisable.
Company contacts:
Andreas Schaller
Vice President Investor and Public Relations
Qimonda AG
Tel.: +49 89 60088 1200
Fax: +49 89 60088 44 1200
Office address:
Gustav-Heinemann-Ring 123
81739 Munich
Germany
E-mail: andreas.schaller@qimonda.com
See Section 802.00 of the NYSE Listed Company Manual for continued listing criteria and procedure for delisting
Contact: Scott Peterson
Phone: 212.656.4089
Email: speterson@nyx.com

http://www.nyse.com/press/1232709551165.html

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG

Date: January 27, 2009	By:	/s/ Kin Wah Loh

Kin Wah Loh
Chief Executive Officer and
Chairman of the Management Board

	By:	/s/ Thomas J. Seifert

Thomas J. Seifert
Chief Operating Officer,
Chief Financial Officer and
Member of the Management Board